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FORM 12b-25	SEC FILE NUMBER 0-15279

NOTIFICATION OF LATE FILING	CUSIP NUMBER 369385109
(Check one):□ Form 10-K  □ Form 20-F □ Form 11-K  ☒ Form 10-Q  □ Form N-SAR  □ Form N-CSR
For Period Ended:  September 30, 2008

□ Transition Report on Form 10-K
□ Transition Report on Form 20-F
□ Transition Report on Form 11-K
□ Transition Report on Form 10-Q
□ Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I  — REGISTRANT INFORMATION

General Communication, Inc.
Full Name of Registrant

Former Name if Applicable

2550 Denali Street, Suite 1000
Address of Principal Executive Office (Street and Number)

Anchorage, Alaska 99503
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

General Communication, Inc. (“GCI”) could not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”) with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense in light of the circumstances described below.  On November 5, 2008, GCI issued a press release announcing its preliminary financial results for the quarter ended September 30, 2008, and furnished the results to the Securities and Exchange Commission on a current report on Form 8-K (the “Earnings Release”).  As was disclosed in the Earnings Release, GCI is determining the effect of an error in calculating depreciation on certain fixed assets expected to be taken out of service before the end of their previously estimated useful life.  Due to the additional time required for GCI to determine the effect of this error and to prepare its financial statements and the Form 10-Q based upon this determination, GCI could not file its quarterly report on Form 10-Q by the November 10, 2008 filing deadline.  However, it intends to file the Form 10-Q within the five day filing extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Lowber	907	868-5600
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?Yes ☐No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

General Communication, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2008	By:	/s/ John M. Lowber
John M. Lowber
Senior Vice President, Chief Financial Officer
Secretary and Treasurer